AMENDMENT AB 6/29

06009226

ATES
NGE COMMISSION
C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-28568

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ASSOCIATED SECURITIES CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5933 W. Century Blvd., Ste. 900
(No. and street)

Los Angeles (City) **CA** (State) **90045** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Lindsey, Treasurer **(310) 670-0800**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

350 S. Grand Ave. (Address) **Los Angeles** (City) **CA** (State) **90071** (Zip Code)

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC MAIL PROCESSING RECEIVED APR 03 2006 WASH, D.C. 156 SECTION

KA 7/7/06
AB

OATH OR AFFIRMATION

I, John R. Lindsey, swear that, to the best of my knowledge and belief, the financial statements and supplemental schedule pertaining to Associated Securities Corp. for the year ended December 31, 2005, which were filed under date of February 17, 2006, are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

CARLITA GREEN
Commission # 1536047
Notary Public - California
Los Angeles County
My Comm. Expires Dec 18, 2008

Carlita Green

Notary Public

John R. Lindsey

Signature
Treasurer

This report** contains (check all applicable boxes):

( ) Independent Auditors' Report.
(x) (a) Facing page.
( ) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
( ) Notes to Financial Statements.
( ) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
(x) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable).
(x) (1) An Oath or Affirmation.
( ) (m) Copy of the SIPC Supplemental Report (not required).
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Supplemental Report on Internal Control (filed concurrently and included in the Public Report as a separate document).

** For conditions of confidential treatment of certain portions of this filing see Section 240.17a-5(e)(3).

ASSOCIATED SECURITIES CORP.
(A Wholly Owned-Subsidiary of Associated Financial Group, Inc.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2005

Associated Securities Corp. (the "Company") is exempt from the Possession or Control Requirements for Brokers and Dealers of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of such Rule because the Company is an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

Exemption from Rule 15c3-3 is claimed and disclosed in footnote number 6 to the Company's December 31, 2005 financial statements, which reads:

> "The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers."